OMNIBUS AMENDMENT

TO

FEE AGREEMENTS

This amendment (the "**Amendment**"), dated as of October [ ], 2026 (the "**Effective Date**"), to each Fee Agreement, referenced on Schedule B hereto, dated as the date set forth on Schedule B hereto, by and between Bank of America, N.A., a national banking association organized and existing under the laws of the United States of America, including its successors and assigns by operation of law ("**BANA**," or the "**Liquidity Provider**") and the applicable fund listed on Schedule A hereto (each, a "**Fund**") (each, an "**Agreement**") is entered into between BANA and each of the Funds. Capitalized terms used herein and not otherwise defined herein shall have the meanings set forth in the applicable Agreement or in the Statement of Preferences or Articles Supplementary to such Fund, as applicable (including by incorporation by reference).

WHEREAS, the parties hereto desire to amend the terms of the applicable Agreement as provided for herein.

ACCORDINGLY, each Agreement is hereby amended as follows:

1. Amendment to each Agreement

(a) The parties agree that from and including October [ ], 2026 and through and including January 31, 2027, as such period may be extended by the mutual written consent by each Fund and the Liquidity Provider (the "**ELR Waiver Effective Period**"), Section 6.18 of each Agreement listed on Schedule B hereto, is hereby amended by deleting the paragraph therein and replacing in its stead the following:

> "SECTION 6.18. Leverage Ratio.
>
> Unless the Fund receives the prior written consent of the Liquidity Provider, the Fund's Effective Leverage Ratio shall not exceed 48%; <u>provided, however</u> in the event that the Fund's Effective Leverage Ratio exceeds 48% as of the close of business on any Business Day, the Fund shall cause its Effective Leverage Ratio to be 48% or lower within ten (10) Business Days ("***Effective Leverage Ratio Cure Period***")."

The parties further agree that following the ELR Waiver Effective Period, Section 6.18 of each Agreement listed on Schedule B hereto shall return to the format of such paragraph prior to the ELR Waiver Effective Period and, for the avoidance of doubt, shall read as follows:

> "SECTION 6.18. Leverage Ratio.
>
> Unless the Fund receives the prior written consent of the Liquidity Provider, the Fund's Effective Leverage Ratio shall not exceed 45%; <u>provided, however</u> in the event that the Fund's Effective Leverage Ratio exceeds 45%

as of the close of business on any Business Day (i) solely by reason of fluctuations in the market value of its portfolio securities, in such event and to the extent the Effective Leverage Ratio exceeds 46% as of the close of business on any Business Day and (ii) in any event other than an event described in the immediately preceding clause (i), the Fund shall cause its Effective Leverage Ratio to be 45% or lower within ten (10) Business Days ("***Effective Leverage Ratio Cure Period***")."

(b) The parties agree that from and including October [ ], 2026 and through and including January 31, 2027, as such period may be extended by the mutual written consent by each Fund and the Liquidity Provider (the "**Minimum VRDP Shares Asset Coverage Waiver Effective Period**"), Section 6.23 of each Agreement listed on Schedule B hereto (with the exception of Agreement number 1 listed on Schedule B hereto, which relates to BlackRock 2037 Municipal Target Term Trust (BMN)), is hereby amended by deleting the paragraph therein and replacing in its stead the following:

"SECTION 6.23. Maintenance of Minimum VRDP Shares Asset Coverage.

The Fund shall maintain Minimum VRDP Shares Asset Coverage of 208% or, if it does not cure a failure to maintain the Minimum VRDP Shares Asset Coverage by the Minimum VRDP Shares Asset Coverage Cure Date, the Fund shall immediately commence a redemption of VRDP Shares, as provided in Section 10(b)(i) of Part I of the Articles Supplementary, out of funds legally available for the redemption of VRDP Shares and in accordance with any other applicable law restrictions that apply to redemptions of shares of stock."

The parties further agree that following the Minimum VRDP Shares Asset Coverage Waiver Effective Period, Section 6.23 of each Agreement listed on Schedule B hereto (with the exception of Agreement number 1 listed on Schedule B hereto, which relates to BlackRock 2037 Municipal Target Term Trust (BMN)) shall return to the format of such paragraph prior to the Minimum VRDP Shares Asset Coverage Waiver Effective Period and, for the avoidance of doubt, shall read as follows:

"SECTION 6.23. Maintenance of Minimum VRDP Shares Asset Coverage.

The Fund shall maintain Minimum VRDP Shares Asset Coverage of 225% or, if it does not cure a failure to maintain the Minimum VRDP Shares Asset Coverage by the Minimum VRDP Shares Asset Coverage Cure Date, the Fund shall immediately commence a redemption of VRDP Shares, as provided in Section 10(b)(i) of Part I of the Articles Supplementary, out of funds legally available for the redemption of VRDP Shares and in accordance with any other applicable law restrictions that apply to redemptions of shares of stock."

(c) The parties agree that during the Minimum VRDP Shares Asset Coverage Waiver Effective Period, Section 6.23 of Agreement number 1 listed on Schedule B hereto, which relates to BlackRock 2037 Municipal Target Term Trust (BMN), is hereby amended by deleting the paragraph therein and replacing in its stead the following:

"SECTION 6.23. Maintenance of Minimum VRDP Shares Asset Coverage.

> The Fund shall maintain Minimum VRDP Shares Asset Coverage of 208% or, if it does not cure a failure to maintain the Minimum VRDP Shares Asset Coverage by the Minimum VRDP Shares Asset Coverage Cure Date, the Fund shall immediately commence a redemption of VRDP Shares, as provided in Section 10(b)(i) of Part I of the Statement of Preferences, out of funds legally available for the redemption of VRDP Shares and in accordance with any other applicable law restrictions that apply to redemptions of shares of beneficial interest."

The parties further agree that following the Minimum VRDP Shares Asset Coverage Waiver Effective Period, Section 6.23 of Agreement number 1 listed on Schedule B hereto, which relates to BlackRock 2037 Municipal Target Term Trust (BMN), shall return to the format of such paragraph prior to the Minimum VRDP Shares Asset Coverage Waiver Effective Period and, for the avoidance of doubt, shall read as follows:

"SECTION 6.23. Maintenance of Minimum VRDP Shares Asset Coverage.

> The Fund shall maintain Minimum VRDP Shares Asset Coverage of 225% or, if it does not cure a failure to maintain the Minimum VRDP Shares Asset Coverage by the Minimum VRDP Shares Asset Coverage Cure Date, the Fund shall immediately commence a redemption of VRDP Shares, as provided in Section 10(b)(i) of Part I of the Statement of Preferences, out of funds legally available for the redemption of VRDP Shares and in accordance with any other applicable law restrictions that apply to redemptions of shares of beneficial interest."

2. Modification

The parties hereto hereby agree that, except as specifically amended herein, the applicable Agreement is and shall continue to be in full force and effect and is hereby ratified and confirmed in all respects. All references in the applicable Agreement and other documents related thereto shall be references to the Agreement as amended by this Amendment. Except as specifically provided herein, the execution, delivery and effectiveness of this Amendment shall not operate as a waiver of any right, power or remedy of any party hereto under the applicable Agreement, or constitute a waiver of any provision of any other agreement.

3. Benefit and Burden

This Amendment shall inure to the benefit of, and shall be binding upon, the parties hereto and their legatees, distributees, estates, executors or administrators, personal and legal representatives, successors and assigns.

4. Severability

The invalidity of any particular provision of this Amendment shall not affect the validity of the remainder hereof, and this Amendment shall be construed in all respects as if such invalid or unenforceable provision were omitted.

5. Headings

The section headings herein are for convenience of reference only, and shall not affect the construction, or limit or otherwise affect the meaning hereof.

6. Applicable Law

This Amendment shall be construed and enforced in accordance with the law of the State of New York.

THE PARTIES HERETO HEREBY SUBMIT TO THE EXCLUSIVE JURISDICTION OF FEDERAL AND NEW YORK STATE COURTS OF COMPETENT JURISDICTION LOCATED IN NEW YORK COUNTY, NEW YORK IN CONNECTION WITH ANY DISPUTE RELATED TO THIS AMENDMENT OR ANY MATTERS CONTEMPLATED HEREBY.

7. Waiver

EACH FUND AND THE LIQUIDITY PROVIDER HEREBY WAIVE TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM BROUGHT BY ANY OF THE PARTIES HERETO AGAINST THE OTHER(S) ON ANY MATTERS WHATSOEVER ARISING OUT OF OR IN ANY WAY CONNECTED WITH THIS AMENDMENT.

8. Counterparts

This Amendment may be executed by the parties hereto in any number of separate counterparts, each of which shall be deemed to be an original, and all of which taken together shall be deemed to constitute one and the same instrument.

9. Expense Reimbursement

The Funds shall promptly pay the reasonable fees and expenses of the Liquidity Provider's outside counsel in connection with this Amendment, subject to an aggregate limit of $10,000.

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IN WITNESS WHEREOF, the parties hereto have executed this Amendment as of the date first set forth above.

BANK OF AMERICA, N.A., as Liquidity Provider

By:___________________________
Name:
Title:

The parties list below hereby consent to the Amendment to the Agreement:

BlackRock 2037 Municipal Target Term Trust (BMN)

By:______________________________
Name: Stephen Minar
Title: Vice President

BlackRock MuniHoldings New Jersey Quality Fund, Inc. (MUJ)

By:______________________________
Name: Stephen Minar
Title: Vice President

BlackRock MuniYield New York Quality Fund, Inc. (MYN)

By:______________________________
Name: Stephen Minar
Title: Vice President

BlackRock MuniYield Quality Fund, Inc. (MQY)

By:______________________________
Name: Stephen Minar
Title: Vice President

Schedule A

Fund Name (Ticker)

1. BlackRock 2037 Municipal Target Term Trust (BMN)
2. BlackRock MuniHoldings New Jersey Quality Fund, Inc. (MUJ)
3. BlackRock MuniYield New York Quality Fund, Inc. (MYN)
4. BlackRock MuniYield Quality Fund, Inc. (MQY)

Schedule B

1. The fee agreement, dated as of October 1, 2025, by and between Bank of America, N.A. and BlackRock 2037 Municipal Target Term Trust relating to the variable rate demand preferred shares of BlackRock 2037 Municipal Target Term Trust.

2. The fee agreement, dated as of June 30, 2011, by and between Bank of America, N.A. and BlackRock MuniHoldings New Jersey Quality Fund, Inc. relating to the variable rate demand preferred shares of BlackRock MuniHoldings New Jersey Quality Fund, Inc.

3. The fee agreement, dated as of February 9, 2026, by and between Bank of America, N.A. and BlackRock MuniYield New York Quality Fund, Inc. relating to the variable rate demand preferred shares of BlackRock MuniYield New York Quality Fund, Inc.

4. The fee agreement, dated as of February 23, 2026, by and between Bank of America, N.A. and BlackRock MuniYield Quality Fund, Inc. relating to the variable rate demand preferred shares of BlackRock MuniYield Quality Fund, Inc.